SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)*

                              EMCOR Group, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  29084Q100
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                December 5, 1997
            (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 9 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 29084Q100                 13D                    Page 2 of 9 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 188,050
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 188,050
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 188,050
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 29084Q100                 13D                    Page 3 of 9 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 188,050
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 188,050
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 188,050
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 29084Q100                 13D                    Page 4 of 9 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                596,550
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                596,550
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                596,550
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 6.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 29084Q100                 13D                    Page 5 of 9 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                4,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                784,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                4,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                784,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                788,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                8.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 29084Q100                 13D                    Page 6 of 9 Pages

Item 1.     Security and Issuer.

     The Schedule 13D initially filed on December 12, 1997 (the "Schedule 13D") by Tontine Partners, L.P., a Delaware limited partnership ("TP"); Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"); Tontine Overseas Associates, Ltd., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd. ("TOF"), a company organized under the laws of the Cayman Islands; and Jeffrey L. Gendell ("Mr. Gendell") relating to the common stock with $0.01 par value (the "Common Stock") and Common Stock underlying certain Series X warrants (the "Warrants" and, together with the Common Stock, the "Securities") of EMCOR Group, Inc. (the "Company"), whose principal executive offices are located at 101 Merritt Seven Corporate Park, Norwalk, Connecticut 06851, is hereby amended by this Amendment No. 1 to the Schedule 13D. This Amendment No. 1 is filed to reflect the direct ownership of Warrants by TOF, which was inadvertantly omitted in the
Schedule 13D.

                       *     *     *     *     *

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the Securities directly owned by TP, TOF, and Mr. Gendell is approximately $3,181,272, $10,751,681 and $56,080, respectively. Neither TM nor TOA owns directly any Securities. Certain of the Securities beneficially owned by each of TOF and Mr. Gendell are shares of Common Stock which may be acquired by exercising 21,000 Warrants of the Company which are directly owned by TOF. The net investment cost of the Securities directly owned by TOF which is disclosed in this Item 3 includes the purchase price of the Warrants, but excludes the amount required to exercise the Warrants. It would cost TOF $263,550 to exercise all of the Warrants it directly owns.

       The Securities purchased by TP and TOF were purchased with working capital and on margin. The Securities purchased by Mr. Gendell were purchased with personal funds and on margin.

       TP's and TOF's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. Mr. Gendell's margin transactions are with Prudential Securities Inc. or Furman Selz LLC, on such firms' usual terms and conditions. All or part of the Securities directly owned by TP, TOF or Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TOF or Mr. Gendell. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

                       *     *     *     *     *



CUSIP No. 29084Q100                 13D                    Page 7 of 9 Pages

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 188,050
                         Percentage: 2.0%  The percentages used herein and in
Item 5(B) below are calculated based upon the 9,576,567 shares of Common Stock issued and outstanding as of October 28, 1997, as reflected in the Company's Form 10-Q, for the period ending September 30, 1997.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 188,050
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 188,050
              (c) TP did not enter into any transactions in the Securities of the Company since the filing of the Schedule 13D.
              (d) TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

B.  Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 188,050
                         Percentage: 2.0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 188,050
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the disposition: 188,050
              (c) TM did not enter into any transactions in the Securities of the Company since the filing of the Schedule 13D.
              (d)  Not applicable.
              (e)  Not applicable.

      C. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 596,550 The number of shares used herein and in Item 5(D) below reflect (i) the 9,576,567 shares of Common Stock issued and outstanding as of October 28, 1997, as reflected in the Company's Form 10-Q for the period ending September 30, 1997, plus (ii) the 21,000 shares of Common Stock underlying the Warrants directly owned by TOF, as required by Rule 13d-3(d)(1)(i) promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended. As discussed more fully in Item 6 below, each Warrant entitles the holder thereof to purchase one share of Common Stock.
                         Percentage: 6.2%


CUSIP No. 29084Q100                 13D                    Page 8 of 9 Pages

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 596,550
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 596,550
              (c) TOA did not enter into any transactions in the Securities of the Company since the filing of the Schedule 13D.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.

       D. Jeffrey L. Gendell.
            (a) Aggregate number of shares beneficially owned:  788,600
                       Percentage:  8.2%
             (b) 1.  Sole power to vote or direct vote: 4,000
                 2.  Shared power to vote or direct vote: 784,600
                 3.  Sole power to dispose or direct the disposition: 4,000
                 4.  Shared power to dispose or direct the disposition: 784,600
             (c) Mr. Gendell did not enter into any transactions in the Securities of the Company since the filing of the Schedule 13D.
             (d)  Not applicable.
             (e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

     Other than as discussed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     TOF owns directly, and TOA and Mr. Gendell may be deemed beneficial owners of, 21,000 Warrants with an exercise price of $12.55 per share. Each Warrant entitles the holder to purchase one share of Common Stock at the exercise price. The Warrants expire on December 14, 1999. If the Company's Common Stock trades at $30.46 per share for ten of the preceding fifteen trading days at any time prior to expiration, the Company may accelerate the expiration date of the Warrants to a date 15 days after notice to holders of the Warrants. The Warrants are discussed in the Company's most recent 10K filed with the Commission for the period ending December 31, 1996.


                       *     *     *     *     *


CUSIP No. 29084Q100                 13D                    Page 9 of 9 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 18, 1997

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.